March 30, 2006



Mail Stop 4561

Mr. Richard W. Evans, Jr.
Chief Executive Officer
Cullen/Frost Bankers, Inc.
100 West Houston Street
San Antonio, TX 78205


Re:	Cullen/Frost Bankers, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2005
	Filed February 3, 2006
	File Number: 001-13221


Dear Mr. Evans:

      We have limited our review of your filing to those issues we have addressed in our comments. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *









Form 10-K, filed February 3, 2006

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 28

Other Non-Interest Income, page 37

1. We note inclusion of mineral interest income in describing the fluctuation in your other non-interest income financial statement line item. Please tell us how you derive this income and your revenue recognition policy for this source of income. Quantify for us the amount of mineral interest income you have recorded in each of the periods presented.


Notes to Consolidated Financial Statements

Note 17 - Derivative Financial Instruments, page 96

2. We note that during the fourth quarter of 2005 you entered into three interest rate floor contracts, with a notional amount of $1.3 billion, which you designated as hedging instruments in cash flow hedges. Specifically, you disclose that the objective of these derivatives was to protect the overall cash flows from monthly interest receipts on a rolling portfolio of variable-rate loans outstanding throughout a 36-month period beginning December 15, 2005.
Please tell us how you determined that you met the requirements of paragraphs 28-29 of SFAS 133 in designating these contracts as hedging instruments in a cash flow hedge.


* * * * *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact John Spitz, Staff Accountant at (202) 551-
3484,
or me at (202) 551-3423, if you have questions regarding these comments.


      Sincerely,


      Amit Pande
      Assistant Chief Accountant
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Mr. Richard W. Evans, Jr.
Cullen/Frost Bankers, Inc.
March 30, 2006
Page 3